EXHIBIT 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF RESTATED CERTIFICATE OF INCORPORATION

OF EAGLE MATERIALS INC.

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Eagle Materials Inc.

2. The Restated Certificate of Incorporation of the corporation is hereby amended by changing Article V(B)(2) thereof so that, as amended, said provision shall be and read as follows:

(2) Classified Board; Declassification; Term of Directors. From and after the time at which the Certificate of Amendment, dated as of July 30, 2026, is filed in the office of the Secretary of State of the State of Delaware (the “Amendment Effective Time”) and until the 2027 annual meeting of stockholders, the directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes (which shall be as nearly equal in size as is practicable): Class I, Class II and Class III. Each person serving as a member of the Board of Directors as of the Amendment Effective Time was assigned to one of such classes pursuant to the provisions of this Restated Certificate of Incorporation as in effect prior to the Amendment Effective Time and shall continue to serve for the term of office then applicable to members of the applicable class. From and after the 2027 annual meeting of stockholders, each person elected as a member of the Board of Directors shall not be assigned to a class and shall serve for a term ending at the next succeeding annual meeting of the stockholders. Each director shall hold office until the annual meeting of stockholders at which his term expires and, the foregoing notwithstanding, shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. In the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue to serve until the expiration of his current term, or his earlier death, resignation or removal. Until the 2027 annual meeting of stockholders, the Board of Directors shall specify the class to which a newly created directorship shall be allocated.

3. The Restated Certificate of Incorporation of the corporation is further hereby amended by changing Articles IX and XII thereof so that, as amended, said Articles shall be and read as follows:

ARTICLE IX

[Reserved]

ARTICLE XII

Notwithstanding anything else contained in this Restated Certificate of Incorporation or the Bylaws to the contrary, the affirmative vote of the holders of record of at least 66 2⁄3% of the combined voting power of all of the outstanding stock of the Corporation entitled to vote in respect thereof, voting together as a single class, shall be required (A) to alter, amend, rescind or repeal Article V, Article X, Article XI or this Article XII of this Restated Certificate of Incorporation or to adopt any provision inconsistent therewith or (B) in order for the stockholders to adopt, alter, amend, rescind or repeal any Bylaws of the Corporation.

4. The said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. The said amendments shall become effective upon the filing date of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be duly executed in its name this 30th day of July, 2026.

By:	/s/ Matt Newby
Matt Newby,
Executive Vice President, General Counsel and Secretary